OMB Number: 3235-0058
Expires: May 31, 2010

SEC FILE NUMBER
1-32669

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Tronox Incorporated

Full Name of Registrant
Not Applicable

Former Name if Applicable
3301 N.W. 150th Street

Address of Principal Executive Office (Street and Number)
Oklahoma City, Oklahoma 73134

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On January 12, 2009, the Company, thirteen of its U.S. subsidiaries and Tronox Luxembourg S.ar.l., an international subsidiary filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Chapter 11 Cases”). The Chapter 11 Cases are being jointly administered under the caption In re Tronox Incorporated, et.al., Case No. 09-10156 (ALG). Following the filing of the Chapter 11 Cases, Tronox believes that additional time is necessary for a more thorough review of financial and other disclosures regarding environmental reserves.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Foster	(405)	775-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009, or its Annual Report on Form 10-K for the year ended December 31, 2008.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in part III above, the delay in filing the Report is necessary in part because following the filing of the Chapter 11 Cases, the Company is continuing to review certain of its environmental reserves.
On May 5, 2009, the Company filed a statement of Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review on Form 8-K indicating that the Company’s previously filed financial reports should no longer be relied upon because the Company failed to establish adequate reserves as required by applicable accounting pronouncements. In the report, the Company indicated that it has not yet completed its review of contingency reserves and other related liabilities. Therefore, the amount of any increase to its reserves that may need to be taken is not known at this time. However, the adjustments will be material. The Company continues to review its environmental and other contingent liability reserves. As a result, due to the further work being done on the environmental reserves, accrued liabilities, environmental remediation and/or restoration, total current liabilities and total liabilities not subject to compromise will be impacted.
The Company expects to report net sales of $1,072 million for the year-ended December 31, 2009 compared to net sales of $1,246 million for the year-ended December 31, 2008. In addition, the company expects to report a gross margin of $131 million for 2009 compared to a gross margin of $77 million in 2008. Pending the completion of the final analysis, the Company is unable to provide an estimate of net income (loss) at this time. The amounts reported include classification of the operating results associated with the Company’s German subsidiaries as discontinued operations for 2009 and 2008 which were deconsolidated in the first quarter of 2009. The foregoing amounts have not been audited.
On December 20, 2009, Tronox, on behalf of itself and its affiliated debtors and debtors in possession, in Chapter 11 Cases pending in the United States Bankruptcy Court for the Southern District of New York, announced that it had negotiated an agreed-upon framework for a plan of reorganization, the (“Plan”) built around a new debt facility, new equity financing and the establishment of certain environmental remediation trusts and a litigation trust under a comprehensive settlement of Tronox’s legacy environmental liabilities with the United States government.
The terms of the Plan are set forth in a Plan Support Agreement entered into by Tronox, the United States government, the official committee of unsecured creditors, certain members of such committee in their individual capacity, the holders of approximately 65% of Tronox Incorporated’s 9.5% unsecured notes due December 1, 2012 (the “Bondholders”), and the attorneys for certain parties, as representatives. Pursuant to the Plan Support Agreement, Tronox has agreed to work with these key stakeholders to draft, file and seek confirmation of a plan of reorganization that is consistent with the term sheet and pursuant to a timeline that is set forth in the Plan Support Agreement. Pursuant to the terms of the Plan and the rights offering described below, holders of general unsecured claims that are “accredited investors” and eligible to participate in the rights offering would receive 70% of the equity in the reorganized Tronox and all of Tronox Incorporated’s 9.5% unsecured notes due December 1, 2012 would be cancelled as of the effective date of the Plan. In addition, the current holders of general unsecured claims would receive their pro rata share of a general unsecured claims pool to be established, which would be funded with 30% of the equity in the reorganized Tronox. Under the current terms of the Plan, and subject to further discussion with the official committee of equity security holders, the holders of the outstanding shares of common stock of Tronox Incorporated would not receive any recovery in connection with the Plan. As a condition to the execution of the Plan Support Agreement by the other parties, Tronox cancelled the auction that was scheduled for December 21, 2009.
To fund its ongoing operations through the effective date of the Plan, Tronox has entered into a credit agreement for a $425 million debtor-in-possession financing facility (the “Replacement DIP Facility,” and such agreement, the “Replacement DIP Agreement”) with a syndicate of lenders led by Goldman Sachs Lending Partners LLC. The Replacement DIP Facility repaid Tronox’s previously outstanding secured debt, including Tronox’s previous debtor-in-possession facility, in its entirety following interim approval of the Replacement DIP Facility by the Bankruptcy Court on December 23, 2009. Subject to certain conditions set forth in the Replacement DIP Agreement, the Replacement DIP Facility will convert into exit financing on the effective date of the Plan.
In addition, Tronox has entered into an equity commitment agreement (the “Equity Commitment Agreement”) pursuant to which the Bondholders committed to provide, subject to certain conditions set forth in the Equity Commitment Agreement, a $105 million equity infusion on the effective date of the Plan through a backstopped rights offering that will be made available to unsecured creditors that are “accredited investors.” Proceeds from these financings on the effective date of the Plan would be used in part to provide $115 million to fund an environmental remediation trust and litigation trust that form part of a comprehensive settlement of Tronox’s legacy environmental liabilities with the United States and certain state governments.
Under the terms of the Plan, all government claims related to Tronox’s legacy environmental sites (both owned and non-owned) will be settled with the United States and certain state governments through creation of the environmental remediation trust and the litigation trust referenced above, to which Tronox will contribute $115 million in cash and 88% of its interest in the litigation against Anadarko Petroleum Corporation and Kerr-McGee Corporation (the “Anadarko Litigation”). Furthermore, under the terms of the Plan, the holders of claims related to potential asbestos, benzene and creosote liabilities against Tronox will receive their pro rata share of $7 million in cash and 12% of Tronox’s interest in the Anadarko Litigation.
There is no assurance that the transactions contemplated by the Plan and Support Agreement will be consummated. The consummation of the Plan will be subject to numerous conditions, including, Bankruptcy Court approval.
The Bankruptcy Court approved the Plan Support Agreement and the Equity Commitment Agreement on December 23, 2009 and approved the Replacement DIP Agreement on a final basis on January 15, 2010.
No adjustments to the carrying value of the Business’ assets, based upon the plan of reorganization, have been reflected in these combined financial statements.
This report contains forward-looking statements under the meaning of the Securities Exchange Act of 1934, as amended. Such statements are identidified by words such as “plans” and ‘expects. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. These risks and uncertainties include, but are not limited to, the finalization of the audit for completed fiscal years and Tronox’s ability to satisfy closing conditions and emerge from the Chapter 11 Cases.

Tronox Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 12, 2010	By:	/s/ Michael J. Foster

Vice President, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).